UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

Daimei Kabushiki Kaisha Kabushiki Kaisha TODENTSU
(Name of Subject Company)
Daimei Telecom Engineering Corporation TODENTSU Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Commuture Corp.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Commuture Corp. Attn: Manabu Kawata 3-3-15, Edobori, Nishi-ku, Osaka City, Osaka 550-0002, Japan Phone: +81-6-6446-3331
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notification of Convocation of the 51st Ordinary General Meeting of Shareholders (dated June 11, 2010)
99.2	Reference material for the General Meeting of Shareholders
99.3	Reference material for the General Meeting of Shareholders

Item 2.  Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Commuture Corp. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 21, 2010.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Commuture Corp.
By:	/s/ Yusuke Kodama
Name:	Yusuke Kodama
Title:	Senior Corporate Officer Member of the Board General Manager Corporate Planning and General Affairs Department

Date: June 21, 2010